UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85359 / March 19, 2019

Admin. Proc. File No. 3-18206

In the Matter of

NEW MEDIA INSIGHT GROUP, INC.,
              and
PACIFIC SANDS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by New Media Insight Group, Inc., and Pacific Sands, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to New Media Insight Group, Inc., and Pacific Sands, Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of New Media Insight Group, Inc., and Pacific Sands, Inc., is hereby revoked. The revocation is effective as of March 20, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *IN Media Corp., New Media Insight Grp., Inc., Pacific Sands, Inc., and Saleen Automotive, Inc.,* Initial Decision Release No. 1292 (Nov. 7, 2018), 2018 WL 5818293. The stock symbols and Central Index Key numbers are: NMED and 1493040 for New Media Insight Group, Inc.; and PFSD and 1069799 for Pacific Sands, Inc.

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

IN Media Corporation,
New Media Insight Group, Inc.,
Pacific Sands, Inc., and
Saleen Automotive, Inc.

Initial Decision of Default
November 7, 2018

Appearances: David S. Frye and Neil J. Welch, Jr., for the Division of
                Enforcement, Securities and Exchange Commission

Before: James E. Grimes, Administrative Law Judge

Summary

This initial decision revokes the registrations of the registered securities of New Media Insight Group, Inc., and Pacific Sands, Inc.[1] The revocation is based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission.

Introduction

On September 25, 2017, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting

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[1]   IN Media Corporation and Saleen Automotive, Inc., settled with the Commission and are no longer part of this proceeding. *IN Media Corp.*, Exchange Act Release No. 82023, 2017 SEC LEXIS 3536 (Nov. 6, 2017); *IN Media Corp.*, Exchange Act Release No. 81869, 2017 SEC LEXIS 3283 (Oct. 12, 2017).

proceedings (OIP). The OIP alleges that Respondents have securities registered with the Commission under Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

A different administrative law judge originally presided over this proceeding and issued an initial decision of default against Respondents.[2] But the Commission vacated that decision following the Supreme Court's decision in *Lucia v. SEC*,[3] and the matter was reassigned to me to provide Respondents with the opportunity for a new hearing.[4] Respondents were directed to propose how further proceedings should be conducted.[5] But neither did. I therefore proceeded under the Commission's directive to not give weight to or otherwise presume the correctness of any prior opinions, orders, or rulings issued by the prior administrative law judge.[6]

After independently reviewing evidence submitted by the Division, I determined that Respondents were served with the OIP by September 28, 2017, and their answers were due by October 10, 2017.[7] On October 10, 2018, I noted that Respondents had not filed answers and ordered them to show cause by October 22, 2018, why the registrations of their securities should not be revoked by default due to their failure to file answers or otherwise defend the proceeding.[8] To date, Respondents have not filed answers, submitted proposals, or responded to the show cause order.

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[2] *See IN Media Corp.*, Initial Decision Release No. 1206, 2017 SEC LEXIS 3428 (ALJ Oct. 27, 2017).

[3] 138 S. Ct. 2044 (2018); *see Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2–3 (Aug. 22, 2018).

[4] *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264, at *2–3 (ALJ Sept. 12, 2018).

[5] *IN Media Corp.*, Admin. Proc. Rulings Release No. 5968, 2018 SEC LEXIS 2289, at *1 (ALJ Sept. 13, 2018).

[6] *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

[7] *IN Media Corp.*, Admin. Proc. Rulings Release No. 6153, 2018 SEC LEXIS 2775, at *2 (ALJ Oct. 10, 2018).

[8] *Id.* at *3.

Findings of Fact

Respondents are in default for failing to file answers, file proposals for how further proceedings should be conducted, or otherwise defend the proceeding.[9] Accordingly, as authorized by Rule of Practice 155(a),[10] I find the following allegations in the OIP to be true.

New Media Insight Group, Inc., Central Index Key (CIK) No. 1493040 and ticker symbol NMED, is a Nevada corporation located in Cave Creek, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2016. On June, 22, 2017, the company filed a Form 8-K stating that the financial statements accompanying its Forms 10-Q filed for the periods ended October 31, 2015, and January 31, 2016, had not been reviewed by its independent auditor and should not be relied on. As of September 5, 2017, the company's common stock was quoted on OTC Link operated by OTC Markets Group Inc., had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Pacific Sands, Inc., CIK No. 1069799 and ticker symbol PFSD, is a Nevada corporation located in Kenosha, Wisconsin, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2015, which reported a net loss of $676,319 for the prior six months. As of September 5, 2017, the company's common stock was quoted on OTC Link, had six market makers and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

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[9]   *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f); *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

[10]   17 C.F.R. § 201.155(a).

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. Compliance with these reporting requirements is mandatory.[11] Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.[12] Respondents failed to file timely periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations."[13]

Respondents' failures to file required periodic reports are serious because they constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions."[14] The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent,

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[11] *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007).

[12] *See SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

[13] *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19–20 (May 31, 2006).

[14] *Id.* at *26.

careless, and deliberate misrepresentations" in the sale of securities.[15] Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports.[16] Respondents are culpable because they knew or should have known about the reporting requirements. They further failed to heed delinquency letters sent to them by the Division of Corporation Finance. Even if Respondents did not receive such letters due to their failure to maintain a valid address on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation.[17] In any event, there is no indication that Respondents' violations were inadvertent or accidental.[18] And there is no evidence that Respondents have made any effort to remedy their past violations or ensure future compliance. Respondents have not answered the OIP or responded to the show cause order, have not submitted proposals regarding the conduct of this proceeding following its reassignment, and have not otherwise participated in this proceeding.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

I ORDER that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of New Media Insight Group, Inc., and Pacific Sands, Inc., is hereby REVOKED.[19]

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[15] *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

[16] *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25–26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent).

[17] *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013).

[18] *Id.* at *37 n.60.

[19] This order applies to all classes of Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360.[20] Under this rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, under Rule 111.[21] If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality.[22] The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate.[23] A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding.

                                 _____

James E. Grimes
Administrative Law Judge

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[20]   17 C.F.R. § 201.360.

[21]   17 C.F.R. § 201.111(h).

[22]   17 C.F.R. § 201.360(d).

[23]   17 C.F.R. § 201.155(b).